Exhibit 99.3

PRESS RELEASE

Addex Reports Third Quarter 2024 Financial Results and Provides Corporate Update

•	Indivior selected GABA B PAM drug candidate for development in substance use disorders (SUD) and starts IND enabling studies

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, November 22, 2024 - Addex Therapeutics (SIX/NASDAQ: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its third quarter financial results for the periods ended September 30, 2024, and provided a corporate update.

“During the third quarter of 2024, Indivior selected a GABAB PAM drug candidate from our collaboration for development in substance use disorders, allowing us to select our proprietary GABAB PAM drug candidate as a potential treatment for chronic cough. While we intend to further advance this new program in-house, we will also look for partners to fund the later clinical development stages of the program,” said Tim Dyer CEO of Addex.

Q3 2024 Operating Highlights:

•	Successfully completed funded research phase of the Indivior collaboration with both Indivior and Addex each selecting GABAB PAM drug candidate for further development in SUD and chronic cough, respectively

•	Completed Q3 2024 with cash and cash equivalents of CHF3.3 million

Key Financial Data for the three-months and nine-months ended September 30, 2024:

CHF’ thousands	Q3 24	Q3 23*	Change	YTD 24	YTD 23*	Change
Income	59	329	(270)	408	1,464	(1,056)
R&D expenses	(205)	(490)	285	(789)	(1,038)	249
G&A expenses	(476)	(588)	112	(1,929)	(1,939)	10
Total operating loss	(622)	(749)	127	(2,310)	(1,513)	(797)
Finance result, net	(31)	38	(69)	(4)	(89)	85
Share of net loss of associates	(875)	-	(875)	(1,405)	-	(1,406)
Net loss from continuing operations	(1,528)	(711)	(817)	(3,719)	(1,602)	(2,117)
Net profit / (loss) from discontinued operations	(2)	(1,906)	1,904	11,981	(6,097)	18,078
Net profit / (loss) for the period	(1,530)	(2,617)	1,087	8,262	(7,699)	15,961
Basic net profit / (loss) per share	(0.02)	(0.03)	0.01	0.08	(0.11)	0.19
Diluted net profit / (loss) per share	(0.02)	(0.03)	0.01	0.05	(0.11)	0.16
Net increase / (decrease) in cash and cash equivalents	(439)	(2,415)	1,976	(516)	(2,203)	1,687
Cash and cash equivalents as of September 30	3,349	4,754	(1,405)	3,349	4,754	(1,405)
Shareholders’ equity as of September 30	11,062	3,944	7,118	11,062	3,944	7,118

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net profit or loss from discontinued operations” following Neurosterix transaction.

Financial Summary:

Under IFRS, the sale of our allosteric modulator drug discovery platform and unpartnered preclinical portfolio to Neurosterix on April 2, 2024, required the identification of continuing operations related to retained programs by the Group and discontinued operations, including the net gain from the sale of a part of our business and discontinued operating activities related to income and expenses of divested activities by the Group during the nine-month and three-month periods ended September 30, 2024 and 2023, respectively. The net gain from the sale of a part of our business, the income and expenses from discontinued operating activities have been reclassed to the financial line called “Net profit or loss from discontinued operations.”

During the nine-month period ended September 30, 2024, net profit from discontinued operations amounted to CHF 12.0 million, and was primarily related to the net gain of CHF 14.0 million from the sale of part of our business, partially offset by the net loss of CHF 2.0 million from discontinued operating activities. During the same period ended September 30, 2023, the Group incurred a net loss from discontinued operations of CHF 6.1 million.

During the nine-month period ended September 30, 2024, net profit amounted to CHF 8.3 million, primarily related to the net profit from discontinued operations of CHF 12.0 million partially offset by the net loss from continuing operations of CHF 3.7 million. During the same period ended September 30, 2023, the Group incurred a net loss of CHF 7.7 million of which CHF 6.1 million was related to operating discontinued activities.

During the third quarter of 2024, the Group incurred a net loss of CHF 1.5 million compared to a net loss of CHF 2.6 million in the third quarter of 2023. The decrease of CHF 1.1 million is primarily due to the sale of part of our business whose related operating activities of CHF 1.9 million incurred in the third quarter of 2023 were partially offset by the share of the net loss of Neurosterix’s Group amounting to CHF 0.9 million in the third quarter of 2024.

Diluted net gain per share amounted to CHF 0.05 for the nine-month period ended September 30, 2024, compared to a diluted net loss per share of CHF 0.11 for the same period ended September 30, 2023.

Cash and cash equivalents decreased to CHF 3.3 million at September 30, 2024, compared to CHF 4.7 million at September 30, 2023. The decrease of CHF 1.4 million between September 30, 2024 and September 30, 2023 is primarily due to the cash used in operating activities, partially offset by gross proceeds of CHF 5.0 million from the Neurosterix Transaction received in April 2024.

All financial variances described below relate to continuing operations:

Income is primarily driven by amounts received under our funded research collaboration with Indivior, recognized as related costs are incurred. During the nine-month period ended September 30, 2024, income decreased by CHF 1.1 million to CHF 0.4 million compared to CHF 1.5 million for the same period ended September 30, 2023, primarily due to the completion of the research agreement on June 30, 2024. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of its selected compound. During the third quarter of 2024, income decreased by CHF 0.2 million to CHF 0.1 million compared to CHF 0.3 million in the third quarter of 2023.

R&D expenses primarily relate to our GABAB PAM program and decreased by CHF 0.2 million to CHF 0.8 million during the nine-month period ended September 30,2024 compared to CHF 1.0 million during the same period ended September 30, 2023, primarily due to the completion of the research agreement with Indivior on June 30, 2024. R&D expenses decreased by CHF 0.3 million to CHF 0.2 million during the third quarter of 2024 compared to CHF 0.5 million in the third quarter of 2023.

G&A expenses remain stable at around CHF 1.9 million for both nine-month period ended September 30, 2024 and 2023. G&A expenses decreased by CHF 0.1 million to CHF 0.5 million during the third quarter of 2024 compared to CHF 0.6 million in the third quarter of 2023, primarily due to reduced D&O insurance costs.

The net loss from continuing operations increased by CHF 2.1 million to CHF 3.7 million for the nine-month period ended September 30, 2024 compared to CHF 1.6 million during the same period ended September 30, 2023, primarily due to reduced revenue and increased costs related to the share of the net loss of the Neurosterix Group. The net loss from continuing operations increased by CHF 0.8 million to CHF 1.5 million in the third quarter of 2024 compared to CHF 0.7 million in the third quarter of 2023 primarily due to the share of the net loss of the Neurosterix Group.

Q3 2024 Consolidated Financial Statements:

The Q3 2024 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, November 22, 2024, at 16:00 CET (15:00 GMT / 10:00 EST / 07:00 PST) to review the financial results. Tim Dyer, Chief Executive Officer and Mikhail Kalinichev, Head of Translational Science will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL:

https://edge.media-server.com/mmc/p/gttu5dw9

Conference call registration URL:

https://register.vevent.com/register/BIb069acb5b9074ca781bc6e22b5426dc2

About Addex:

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders. Addex is advancing an independent GABAB PAM program for chronic cough. Addex also holds a 20% equity interest in a private company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.